Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Great China Mining Inc.
Commission File Number: 000-26217

The following press releases filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K was filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated October 30, 2006	November 2, 2006
Press Release dated November 1, 2006	November 3, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China have filed relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus contains important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

XIETONGMEN PROJECT UPDATE

Feasibility, Environmental and Social Impact Studies Advanced

October 30, 2006, Vancouver, BC – Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Great China Mining Inc. (OTC.BB-GCHA), announce an update of the status of engineering and mineral resource studies in 2006 for the Feasibility Study on the Xietongmen Copper-Gold Project. The Xietongmen Project is located 240 kilometers from the city of Lhasa in Tibet, People’s Republic of China. Continental, which is the operator of the project, owns 60% of the parent holding company that owns 100% of the Xietongmen Project. A transaction to merge the two companies and unify 100% ownership of the project in Continental is progressing and is expected to be completed by the end of 2006.

Drilling in 2005 outlined significant mineral resources in a porphyry copper-gold deposit at Xietongmen. A comprehensive program commenced in 2006 to collect the data necessary for a feasibility study and environmental and social impact assessments, targeted for completion in 2007. This work has included extensive drilling to fully assess the resource potential of the property, detailed technical studies and expanded community and stakeholder engagement activities. Significant progress has been made.

Resource Studies

Drilling, totaling 25,565 meters, during 2006 at the Xietongmen deposit has both confirmed the continuity of the mineralization and expanded the deposit in all directions. The definition drilling program is now complete, and a new estimate of the mineral resource has been initiated. This new estimate, and other information derived from the feasibility work currently being done, will be utilized for a preliminary economic assessment of the project, expected in the fourth quarter of 2006.

Engineering Studies

Continental commissioned international consulting groups and Chinese design institutes to collect the necessary data for components of the Feasibility Study prescribed under legislation for China, as well as data collection and studies for an international Feasibility Study, which would be required for financing. The work has progressed concurrently.

Metallurgy

A systematic program of metallurgical sampling was initiated in February 2006. Melis Engineering of Saskatoon, Saskatchewan is supervising the detailed metallurgical testwork, which is being carried out at SGS Lakefield Laboratory in Lakefield, Ontario in conjunction with consultants from Aver Kvaerner in Toronto, Ontario and the Nanchang Engineering and Research Institute for Nonferrous Metals (NERIN), the Chinese Design Institute, which are responsible for the process design.

Five overall composites and fifty-four variability composites were prepared to verify geological continuity and grade variability throughout the deposit. Batch flotation tests were carried out on all composite samples to determine the optimum flotation conditions and establish the mill flowsheet, including assessments of optimum grind size and reagents to achieve the highest metal recoveries.

Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation, without the need for sodium cyanide. An excellent Cu recovery of over 90% resulted, producing a 25% Cu concentrate containing 30 g Au/t, 260 to 300 g Ag/t (See August 29, 2006 News Release).

The main metallurgical and grinding tests are now completed and reports being compiled.

Geotechnical

Golder Associates’ Beijing Office is in charge of the detailed designs for tailing and waste rock disposal, the geotechnical investigations for the open pit. Geotechnical drilling has been completed in the pit, and at potential plant site, waste rock and tailings storage areas. Rock characterization testing was completed in September, and reports are being compiled. Waste rock and tailings areas designs are being developed by NERIN and Golder.

Pit Design and Mine Planning

International Engineering firm Breton Banville and Associates of Montreal, Quebec is currently engaged to develop the pit design and layout and production schedule for the detailed engineering and planning to be completed for the Feasibility Study before year end.

Panalpina Projects of Toronto, Ontario and Beijing, China have been working on the logistical plans for movement of the mineral concentrate and construction material and equipment transportation to the project.

Environmental and Socio-economic

Environmental and socio-economic baseline data collection is being carried out by Sinosphere consultants, based in Beijing, in conjunction with Golder. The Yellow River Conservatory Bureau is completing hydrological studies at site. Flora and fauna studies are complete, but other activities such as weather data collection and water well monitoring continues. Community baseline studies have been completed, and input is being collected from the local authorities. The stakeholder engagement document is being finalized and translated in preparation for public presentations.

Community Engagement

The community engagement program has expanded along with the other project activities in 2006. A five-person team, comprised of a community relations manager and village liaison officers from the local area, has been engaged to describe and discuss the project, to get input on it, and to explore opportunities for community and economic development and other tangible benefits for local residents and communities. At the exploration stage, this dialogue has included discussions of where drill roads can be placed to limit interference with community grazing activities, and allotting jobs associated with the technical programs to those communities nearest to the activities.

As the feasibility studies have progressed, a series more formal process of meetings and information sessions for the three local villages have been initiated. Additional meetings are held with county and regional government officials. These will continue over the winter months.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684-6365	Tel: 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form on 20F with the United States Securities and Exchange Commission at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

EXCELLENT RESULTS FROM 2006 DELINEATION HOLES AT XIETONGMEN
273.5 meters grading 1.07% CuEQ; 249.9 meters grading 0.97% CuEQ

November 1, 2006, Vancouver, BC – Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) (“Continental”) and Great China Mining Inc. (OTC.BB-GCHA) (“Great China Mining”) announce the results of the final core holes from the 2006 delineation drilling program at the Xietongmen copper-gold deposit. The Xietongmen property is located 240 kilometers west of Lhasa in Tibet, People’s Republic of China.

The program was very successful, expanding the Xietongmen deposit in all directions and confirming the continuity of the mineralization within it. Most of these holes were drilled along the eastern and northeastern sides of the deposit, and two others were drilled in the northwestern part of the deposit. The holes have extended the deposit to the north and the east along three sections, and to the west along one section. The deposit also remains open to further expansion to the north.

In the northeast, the deposit was extended 150 meters to the east on section 324200N. Hole 6181, 100 meters east of hole 6087 (previously disclosed), intersected 245.1 meters grading 0.50% CuEQ. Hole 6197, located 50 meters east of hole 6181, intersected 249.9 meters grading 0.97% CuEQ, including a higher-grade 112.2 meter section grading 1.45% CuEQ. On section 3249150N, the deposit was extended 50 meters to the east by hole 6194, which intersected 43.9 meters averaging 0.45% CuEQ. Infill hole 6187, located 100 meters west of hole 6194 on the same section, intersected 273.5 meters grading 1.07% copper equivalent (CuEQ), including a higher-grade 119.8 -meter section grading 1.55% CuEQ.

In the north, on section 3249400N, hole 6182 intersected 176.2 meters averaging 0.83% CuEQ. This hole is 70 meters east of hole 6085 (previously released) that intersected 91.6 meters grading 0.53% CuEQ. The deposit remains open in this area.

In the west, the deposit has been extended 100 meters to the west on section 3249200N by hole 6193, which intersected 24.7 meters grading 0.52% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

A new estimate of the mineral resource is planned based the results of drilling in 2005 and 2006. The new estimate, and other information derived from the feasibility work currently being done, will be utilized for a preliminary economic assessment of the project, expected in the fourth quarter of 2006.

Continental and Great China Mining are progressing through the steps required to complete a merger of the two companies and unify 100% ownership in the Xietongmen property in Continental (see joint news release of June 12, 2006). The merger expected to be finalized in the fourth quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation	Great China Mining Inc.
Tel 604 684-6365	Tel 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form on 20F with the United States Securities and Exchange Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS

November 1, 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)			CuEQ[1] %	AuEQ[1] g/t
6179		3249300N	8.6	17.5	8.9	29	0.07	0.57	0.37	0.70
6179		3249300N	87.7	117.0	29.3	96	0.21	0.19	0.31	0.58
6179		3249300N	160.4	185.2	24.8	81	0.16	0.15	0.24	0.45
6179		3249300N	216.5	222.5	6.0	20	0.19	0.22	0.31	0.58
6181		3249200N	83.7	328.8	245.1	804	0.30	0.38	0.50	0.95
6181	incl.	3249200N	187.7	224.2	36.5	120	0.49	0.58	0.80	1.52
6181	incl.	3249200N	254.0	328.8	74.8	245	0.31	0.44	0.54	1.02
6182		3249400N	248.8	425.0	176.2	578	0.49	0.63	0.83	1.57
6187		3249150N	47.3	320.8	273.5	897	0.57	0.95	1.07	2.03
6187	incl.	3249150N	106.4	226.2	119.8	393	0.84	1.36	1.55	2.95
6190		3248950N	64.0	76.8	12.8	42	0.16	0.15	0.24	0.46
6191		3249050N	No significant intersections
6193		3249200N	41.7	66.4	24.7	81	0.46	0.10	0.52	0.98
6194		3249150N	170.8	214.7	43.9	144	0.29	0.31	0.45	0.86
6196		3249300N	173.2	340.6	167.4	549	0.34	0.32	0.50	0.96
6196	incl.	3249300N	261.2	340.6	79.4	260	0.48	0.43	0.71	1.35
6197		3249200N	98.5	348.4	249.9	820	0.52	0.85	0.97	1.84
6197	incl.	3249200N	157.10	269.30	112.2	368	0.78	1.28	1.45	2.76
6200		3248900N	No significant intersections
6201		3249400N	Results pending

1 Copper and gold equivalent calculations use metal prices of US$1.25 /lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t
Holes 6183, 6186, 6192 and 6202 are geotechnical holes (no assay).